Exhibit (a)(10)

To:

All Midwest and Skyway Airlines Employees

Date:

February 2, 2007

From:

Dennis O’Reilly, Treasurer and Director of Investor Relations

Subject:

Your MEH Stock

As the company talks to shareholders generally, we want to talk specifically to our employee shareholders and attempt to clarify any confusion or uncertainty about AirTran’s unsolicited tender offer, which has been extended to March 8, 2007.

Our board of directors has unanimously recommended to shareholders that they reject the AirTran offer and not tender their shares. In making its recommendation, the board relied upon a number of factors, including its determination that AirTran’s offer is inadequate because it does not fully reflect the long-term value of our strategic plan, including our strong market position and future growth prospects. It is also our board’s view that the timing of the AirTran offer is opportunistic and that the offer is disadvantageous to our shareholders.

There are three different ways employees may own stock in Midwest Air Group, and each requires a different response to the tender offer.

First, you may have purchased MEH stock through a custodian bank or broker who retains the stock in your account.

You will receive many communications about the proposed AirTran transaction through this custodian. Tender offer material delivered to you by your custodian will instruct you to contact them if you want to tender your shares to AirTran. If you do nothing, your shares will not be tendered. If you want to tender your shares, the custodian will do so on your behalf – but only upon your instructions.

Second, you may own MEH stock directly and have personal possession of stock certificates reflecting your ownership.

If so, you will receive AirTran’s tender offer materials requesting you complete the form they’ve enclosed and instructing you to return it, along with your stock certificates, to AirTran. If you do not wish to tender your MEH stock, you need not reply.

Finally, you may own MEH stock in your 401(k) account.

You will receive a communication from M&I, trustee for the company’s 401(k) Plan, informing you of AirTran’s tender offer and your response options. If you do not provide direction, the trustee or its representative will make a decision whether to tender your shares. As such, if you do not want your shares tendered, you should respond to the trustee indicating no action should be taken on your behalf in regard to AirTran’s tender offer. Not responding could mean the sale of your MEH shares to AirTran through their tender offer.

Midwest filed a Schedule 14D-9 with the Securities and Exchange Commission on January 25, 2007, which sets forth the reasons for the Midwest board’s recommendation and related information. If you would like more information about the board’s recommendation or if you have tendered your MEH shares and need assistance in withdrawing them from AirTran’s offer, please contact MacKenzie Partners, Inc. at 800-322-2885.